For immediate release

CHANGES TO ANOORAQ’S BOARD OF DIRECTORS

January 31 2012. Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces the following changes to Anooraq’s board of directors (the “Board”) the resignation of Wayne Kirk as independent non-executive director; and the appointment of Patrick Cooke as independent non-executive director.

The Board has accepted Mr Kirk’s resignation as a non-executive director of Anooraq, and is pleased to announce the appointment of Mr Cooke as a non-executive director with effect from 1 February 2012.

Patrick Cooke (B.Comm (Wits), CA (SA)), received his chartered accountant designation in South Africa in 1981. As a Chartered Accountant he worked as a management consultant with a large accounting firm as well as working for a merchant bank. Mr. Cooke was responsible for listing two companies on the main board of JSE Limited (“JSE”) and was the financial director of a third JSE listed company. His industry experience is wide, having been involved in mineral information technology, wholesale fast moving consumer goods, financial services and professional services companies. He was appointed a non-executive director of Sallies Limited in October 2009 and, with effect from February 1, 2010, was appointed Financial Director, Chief Operating Officer and Acting Chief Executive Officer. He resigned from all positions at Sallies Limited with effect from January 2012.

Mr. Cooke has been the chairman of the Bokoni Platinum Holdings (Pty) Limited audit committee for the past two years.

The Board composition post the above changes, is as follows:

Director	Designation	Qualification
Tumelo Motsisi	Executive chairman and director	BA, LLM, MBA
Harold Motaung	Chief executive officer	BSc, MBA
Fikele Tebogo De Buck	Non-executive director	FCCA (UK)
Anu Dhir	Non-executive director	BA, JD
Sipho Nkosi	Non-executive director	BCom, MBA
Rizelle Sampson	Non-executive director	HDip Education
Patrick Cooke	Independent non-executive director	B.Comm (Wits), CA(SA)

Note: As per the Notice of Annual General Meeting and Management information circular dated 24 May 2011, Mr. Ronald Thiessen did not stand for re-election at the Annual General Meeting of the Company held on 22 June 2011.

Johannesburg
31 January 2012

JSE Sponsor
Macquarie First South Capital (Pty) Limited

Issued on behalf of Anooraq Resources Corporation

On behalf of Anooraq

Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 927 8957

Macquarie First South Capital
Annerie Britz/ Yvette Labuschagne/ Melanie de Nysschen
Office: +27 11 583 2000

Additional Information
Patrick Randal Cooke, aged 59, is currently a director of the following companies:

Great Basin Gold Limited

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.